Exhibit 99(14)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form N-14 of Lazard Alternative Strategies 1099 Fund (the "1099 Fund") of our reports dated May 30, 2013, relating to the financial statements and financial highlights of Lazard Alternative Strategies Fund, L.L.C. and Lazard Alternative Strategies 1099 Fund for the year ended March 31, 2013, and to the reference to us under the heading "Financial Highlights" in the Prospectus/Proxy Statement, references to us as "independent registered public accounting firm" in the Statement of Additional Information and references to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus of the 1099 Fund, which are part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Princeton, New Jersey

August 29, 2013